SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. ___)

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Microbot Medical, Inc.

(f/k/a StemCells, Inc.)

(NAME OF ISSUER)

COMMON STOCK

(TITLE OF CLASS OF SECURITIES)

(CUSIP NUMBER)

Alpha Capital Anstalt

Lettstrasse 32

9490 Vaduz, Liechtenstein

011-423-2323195

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED

TO RECEIVE NOTICES AND COMMUNICATIONS)

November 28, 2016

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX ☐.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE

NOTES).

SCHEDULE 13D

CUSIP NO:

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alpha Capital Anstalt
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER – 9,753,549 * / 1,299,476 * See Item 3 below
	(8)	SHARED VOTING POWER – 0
	(9)	SOLE DISPOSITIVE POWER – 9,753,549 * / 1,299,476 * See Item 3 below
	(10)	SHARED DISPOSITIVE POWER – 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 9,753,549 * / 1,299,476 * See Item 3 below
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ See Item 3 below *
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.90%* (based on 36,254,240 shares outstanding) Reporting Person’s ownership is now 4.9%* (based on 26,519,923 total of outstanding shares of common stock following surrender of shares pursuant to the Right to Shares Agreement) See Item 3 below

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

The number of shares owned by Alpha Capital Anstalt (“Alpha”) does not include any shares issued to Lane Ventures Inc., a consultant of the Issuer. Alpha disclaims beneficial ownership of any of the shares issued to Lane Ventures Inc.

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SCHEDULE 13D

CUSIP NO:

ITEM 1.	SECURITY AND ISSUER.

Common Stock, par value $.01 per share

Microbot Medical, Inc. (f/k/a StemCells, Inc.)

5 HaMada Street., Yokneam 2069204, Israel

ITEM 2.	IDENTITY AND BACKGROUND.

Alpha Capital Anstalt

Lettstrasse 32

9490 Vaduz, Liechtenstein

Citizenship - Liechtenstein

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a merger agreement effective as of November 28, 2016, Alpha Capital Anstalt (“Alpha”) was issued 9,753,549 shares of common stock, which immediately following the merger were surrendered by Alpha to the Issuer pursuant to the terms of a Right to Shares Agreement. The Right to Shares Agreement contains a 4.99% “blocker” provision designed to prevent Alpha from being a beneficial owner of more than 4.99% of the Issuer’s Common Stock. Additionally, in connection with the merger, Alpha exchanged a non-convertible note for a convertible debenture also containing a 4.99% “blocker” provision.

ITEM 4.	PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

9,753,549 Shares, 26.90% * / 1,299,476 * The Reporting Person’s ownership is now 4.9% *.

See Item 3 above

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

None.

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SCHEDULE 13D

CUSIP NO:

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: 12/8/16	/S/ Konrad Ackermann
Alpha Capital Anstalt
	By:	Konrad Ackermann, Director

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